Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

IM Cannabis Corp. (the “Company”)
Suite 2300 – 550 Burrard Street
Vancouver, BC, Canada, V6C 2B5

Item 2 — Date of Material Change

The date of the material change was January 16, 2023.

Item 3 — News Release

The news release disclosing the material change was issued by the Company through the services of Canadian Newswire on January 16, 2023 and subsequently filed on the Company’s SEDAR profile at www.sedar.com.

Item 4 — Summary of Material Change

The Company announced that it closed the first tranche of its non-brokered offering of units of the Company (“Units”), which were offered and sold pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). An aggregate of 400,000 Units were issued at a price of US$1.25 per Unit for aggregate gross proceeds of US$500,000. The securities that were issued pursuant to the LIFE Offering are not subject to any statutory hold period in accordance with applicable Canadian securities laws.

The Company also announced that it closed a concurrent non-brokered private placement, of 1,159,999 Units on the same terms and at the same price as the LIFE Offering to certain insiders of the Company for aggregate gross proceeds of US$1,449,999 (the “Concurrent Offering”). The securities that were issued pursuant to the Concurrent Offering are subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

Item 5 — Full Description of Material Change

5.1 – Full Description of Material Change

The Company announced that it closed the first tranche of its LIFE Offering of 400,000 Units at a price of US$1.25 per Unit for aggregate gross proceeds of US$500,000.

Each Unit consisted of one common share of the Company (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles its holder to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue. The Units in the LIFE Offering were offered for sale to purchasers resident in Canada (except Quebec) and other qualifying jurisdictions pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions, and are not subject to any statutory hold period in accordance with applicable Canadian securities laws. The Company may close additional tranches of the LIFE Offering provided that any final tranche will close no later than March 2, 2023.

The Company also announced it closed its Concurrent Offering of 1,159,999 Units on the same terms and at the same price as the LIFE Offering for aggregate gross proceeds of US$1,449,999. The Units under the Concurrent Offering were issued and sold to Company insiders (“Insiders”), including Oren Shuster, Chief Executive Officer and Director of the Company. The securities issued pursuant to the Concurrent Offering are subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

The Company intends to use the net proceeds from each of the LIFE Offering and the Concurrent Offering for general working capital purposes.

As a result of the participation by Insiders, the Concurrent Offering is considered a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the Insiders’ participation in the Concurrent Offering was below 25% of the Company’s market capitalization for purposes of MI 61-101.

The following table sets out the effect of the Insiders’ participation in the Concurrent Offering on the percentage of securities of the Company beneficially owned or controlled by each of the Insiders.

Insider	Subscription Amount (US$)	Number of Units issued	Percentage (%) of issued and outstanding Common Shares prior to closing of LIFE First Tranche and Concurrent Offering	Percentage (%) of issued and outstanding Common Shares held after closing of LIFE First Tranche and Concurrent Offering
Oren Shuster	$1,070,880	856,704	Undiluted: 13.4% Diluted: 14.9%	Undiluted: 20.5% Diluted: 28.3%
Rafael Gabay	$379,119	303,295	Undiluted: 11.5% Diluted: 11.5%	Undiluted: 12.9% Diluted: 15.7%
TOTAL	$1,449,999	1,159,999

The board of directors of the Company approved the participation of the Insiders in the Concurrent Offering, including their respective subscription agreements with the Company for the acquisition of Units. A special committee was not established in connection with the approval of the Concurrent Offering or the LIFE Offering and no contrary view was raised by any director with respect to the related party transaction. Oren Shuster, a director of the Company, abstained from voting on the resolutions approving the Concurrent Offering and LIFE Offering with respect to his interest. Marc Lustig, a director of the Company, abstained from voting on the resolutions approving the Concurrent Offering and LIFE Offering with respect to his anticipated participation in the LIFE Offering.

The Company did not file a material change report 21 days before the closing of the Concurrent Offering as the principal terms of the Concurrent Offering and the participation therein by Insiders was not finalized until, or close to, the date of the closing of the Concurrent Offering and the Company wished to complete the Concurrent Offering in a timely manner.

This material change report does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Units in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Units, Common Shares, Warrants and common shares issuable on exercise of the Warrants (“Warrant Shares”) have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, the Units, Common Shares, Warrants and Warrant Shares may not be offered or sold within the United States, its territories or possessions, any state of the United States or the District of Columbia (collectively, the “United States”) or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51‑102

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Yael Harrosh
Chief Legal and Operations Officer
+972-54-6687515

Item 9 — Date of Report

January 24, 2023